Exhibit 1.1

December 19, 2016

STRICTLY CONFIDENTIAL

NeuroMetrix, Inc.

1000 Winter Street

Waltham, MA 02451

Attn: Thomas Higgins

Reference is made to the engagement agreement (the “Engagement Agreement”), dated June 2, 2016, as amended November 22, 2016, by and between NeuroMetrix, Inc.(the “Company”) and Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC (“Rodman”), pursuant to which Rodman shall serve as the exclusive agent, advisor or underwriter of the Company in connection with an Offering (as defined in the Engagement Agreement).

The Company and Rodman hereby agree to amend Section A.1, A.3, A.5 and Section B of the Engagement Agreement. As such, Section A.1 is hereby amended and restated in its entirety to read as follows:

Cash Fee. The Company shall pay to Rodman a cash commission fee, or as to an underwritten Offering an underwriter discount, equal to 6.5% of the aggregate gross proceeds raised in each Offering, net of any such proceeds used to redeem the Company’s Series D Preferred Stock and/or any warrants.

As such, Section A.3 is hereby amended and restated in its entirety to read as follows:

Expense Allowance. Out of the proceeds of each Closing, the Company also agrees to pay Rodman (a) up to $50,000 for its legal fees and expenses, of which $25,000 shall be paid upon execution of this Agreement, subject to reimbursement by Rodman to the Company if not used, in accordance with FINRA Rule 5110(f)(2)(C) and (f)(2)(D) (provided, however, that such reimbursement amount in no way limits or impairs the indemnification and contribution provisions of this Agreement).

As such, Section A.5 is hereby amended and restated in its entirety to read as follows:

430 Park Avenue | New York, New York 10022 | 212.356.0500 | www.hcwco.com

Member: FINRA/SIPC

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Right of First Refusal. If, following a successful Offering during the Term (as defined below), and prior to the 12 month anniversary of the date hereof, the Company or any of its subsidiaries (a) decides to finance or refinance any indebtedness using a manager or agent, Rodman (or any affiliate designated by Rodman) shall have the right to act as lead manager, lead placement agent or lead agent with respect to such financing or refinancing; or (b) decides to raise funds by means of a public offering or a private placement of equity or debt securities using an underwriter or placement agent, Rodman (or any affiliate designated by Rodman) shall have the right to act as lead underwriter or lead placement agent for such financing. If Rodman or one of its affiliates decides to accept any such engagement, the agreement governing such engagement will contain, among other things, provisions for customary fees for transactions of similar size and nature and the provisions of this Agreement, including indemnification, which are appropriate to such a transaction. Notwithstanding the foregoing, in the event the Engagement Agreement is terminated for cause, as provided for by FINRA Rule 5110(f)(2)(D)(ii)(a), the foregoing right of first refusal hereunder shall terminate.

As such, Section B is hereby amended and restated in its entirety to read as follows:

Term and Termination of Engagement; Exclusivity.       The term of Rodman’s exclusive engagement will begin on June 2, 2016 and end on the ten month anniversary of the date hereof (the “Term”). Rodman and the Company recognize the importance of marketing an equity Offering at the earliest practical date. During the Term, the Company may terminate the Engagement Agreement for cause in the event Rodman materially fails to provide the services contemplated by the Engagement Agreement. Notwithstanding anything to the contrary contained herein, the Company agrees that the provisions relating to the payment of fees and reimbursement of expenses, in accordance with FINRA Rule 5110(f)(2)(D)(i), indemnification and contribution, confidentiality, conflicts, independent contractor and waiver of the right to trial by jury will survive any termination of this Agreement. During Rodman’s engagement hereunder: (i) the Company and its representatives will coordinate with and refer to Rodman any contact or solicitation with institutions, corporations or other entities or individuals as potential purchasers of the Securities and (ii) the Company will not pursue any financing transaction which would be in lieu of an Offering.

Except as expressly set forth above, all of the terms and conditions of the Engagement Agreement shall continue in full force and effect after the execution of this agreement and shall not be in any way changed, modified or superseded by the terms set forth herein. Defined terms used herein but not defined herein shall have the meanings given to such terms in the Engagement Agreement.

This agreement may be executed in two or more counterparts and by facsimile or “.pdf” signature or otherwise, and each of such counterparts shall be deemed an original and all of such counterparts together shall constitute one and the same agreement.

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430 Park Avenue | New York, New York 10022 | 212.356.0500 | www.hcwco.com

Member: FINRA/SIPC

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IN WITNESS WHEREOF, this agreement is executed as of the date first set forth above.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By	/s/ Mark W. Viklund
Name: Mark W. Viklund
Title: Chief Executive Officer

Accepted and Agreed:

neurometRix, Inc.

By	/s/ Thomas Higgins
Name: Thomas Higgins
Title: Chief Financial Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500 | www.hcwco.com

Member: FINRA/SIPC

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